UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                                       April
16, 2019

  Gary L. Carano
  Executive Chairman of the Board of Directors
  Eldorado Resorts, Inc.
  100 West Liberty Street, Suite 1150
  Reno, Nevada 89501

          Re:     Eldorado Resorts, Inc.
                  PRE 14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 11, 2019 by Eldorado Resorts, Inc.
                  File No. 001-36629

  Dear Mr. Carano,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. The first page of the proxy statement, as defined in Rule 14a-1(g) and distinguished from the Notice or any letter to shareholders must be marked as preliminary. In addition, the form of proxy also needs to be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise both documents.
     See Rule 14a-6(e)(1) of Regulation 14A.

  2. Notwithstanding the disclosure that appears on page 57 regarding the registrant's Annual
     Report, please advise us, with a view toward revised disclosure, how Eldorado complied with or intends to comply with Rule 14a-3(b)(10).

  3. Page 3 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website.
     Please advise us whether Eldorado will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a)
     and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.
 Gary L. Carano
Eldorado Resorts, Inc.
April 16, 2019
Page 2

4. Please advise us why the EDGAR header tag used to identify the above-captioned submission was PRE 14A instead of PREC14A. Please also confirm that successive filings, including the definitive proxy statement, will be designated correctly. Refer to Note 3 of Rule
   14a-6 for the standards used in determining whether or not a solicitation in opposition exists.

5. Unless the registrant is relying upon Rule 14a-5(a) to exclude negative responses to line item disclosures, information regarding dissenters' rights of appraisal (or similar rights) appears to have been inadvertently omitted. Please revise to include the information required under
   Item 3 of Schedule 14A, or advise.

Broker Non-Votes, page 3

6. Given the solicitation in opposition, as determined under the legal standards set forth in Note
   3 to Rule 14a-6, please advise us of the legal basis upon which the registrant has relied to conclude that broker non-votes may exist. See Item 21(b) of Schedule 14A.

Copies of Proxy Materials, page 3

7. Please advise us, with a view towards revised disclosure, how the registrant has complied with Item 23 of Schedule 14A.

Proposal 1   Election of Directors, page 4

8. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

9. Please confirm that each person nominated for election as a director has agreed to be named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1).

Stockholder Proposals, page 51

10. To the extent the five stockholder proposals are regulated under Item 18 of
Schedule 14A,
    titled "Matters not required to be submitted," please revise to expressly state what board action, if any, is intended to be taken in the event of a negative vote by security holders.
    Note also that the right of a security holder to vote on a matter is determined by a source of legal authority other than the federal securities laws.
 Gary L. Carano
Eldorado Resorts, Inc.
April 16, 2019
Page 3

Form of Proxy

11. The form of proxy is not part of the proxy statement. See Rule 14a-1(g)(for a definition of the term "proxy statement") and Rule 14a-101(for Schedule 14A and an itemization of information required in the proxy statement). Disclosures made in the narrative of the proxy statement therefore will not satisfy disclosure obligations with respect to the presentation of information on form of proxy. Please revise the form of proxy to expressly state whether each matter upon which security holders are being asked to vote has been proposed by the registrant or security holders. See Rule 14a-4(a)(3) of Regulation 14A.

                                         *       *       *

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions

cc:     Edmund L. Quatmann, Jr., Secretary